Filed by Simmons First National Corporation

pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Landmark Community Bank / Triumph Bancshares, Inc.

Commission File Number: 000-06253

June 8, 2021, Simmons Bank Chief People Officer Welcome Video Transcript

SUPER:	Intro to Simmons Bank

Jena:	Hi, I’m Jena Compton, chief people and corporate strategy officer here at Simmons Bank. We believe Simmons has much to offer to associates, customers and shareholders, and today, I’m going to begin sharing some of those details with you.

SUPER:	Jena Compton

EVP, Chief People and Corporate Strategy Officer

Jena:	One of the first things you'll learn about Simmons Bank is the way we pride ourselves on being a Great Place to Work. We believe it’s a key to our success, and we spend a lot of time doing the things to make sure its continuing and thriving at Simmons.

SUPER:	Great Place to Work [Show 2020 culture award logos beneath copy: Forbes Best-in-State Employer, Arkansas Business Best Places to Work and Wichita Business Journal Best Places to Work]

Jena:	As our company has expanded rapidly over the last eight years, we've relied on five shared values – or Culture Cornerstones – to set a common vision for our growing team. Those values are Better Together, Integrity, Passion, High Performance and Pursue Growth.

SUPER:	[Culture Cornerstone icons]

Jena:	We realize that you’ll have a lot of questions for us. and we hope to answer those over the coming weeks. There are a few things I can address today because I am certain they will be of interest:

•	First and foremost, I know that you want to know what your individual future with Simmons looks like. Of course, that’s person by person and will take a little time to determine. We want to get to know you and your skillset, so we can make the best determination on how you fit in at Simmons.

•	Another important topic for most associates is benefits. At Simmons, we have a wide array of benefits including life, dental, vision and three choices for medical insurance. 2 High deductible health care plans and a PPO. With 3 plans, you’ll have a choice in balancing costs and benefits. We’ll provide education on high deductible health care plans prior to closing for those of you who may not be familiar with them.
•	For 401k, Simmons Bank matches your contributions dollar for dollar up to the first three percent of eligible plan compensation, and 50 percent on the dollar for the next two percent of eligible plan compensation – that’s a total company match of four percent if you contribute 5%. Matching contributions are fully vested upon receipt.
•	In addition to the company match, we have a profit-sharing program that can result in an additional contribution into your 401k of between 2% and 4%. Each year the company sets goals, and achievement against those goals determines the level of funding for the profit sharing. We’ll share more details about this program in the coming days.
•	We also have another great benefit in the Company stock purchase program that permits a 15% discount on the purchase of Simmons First National Corporation stock for most associates. The even greater potential benefit of this program is that the discount is taken from the lower of the purchase price on the first or last trading day of the year, so some years the discount is much more than 15% below the current trading price.
•	Another benefit that I know you’ll be interested in is PTO. We believe associates should have the opportunity to enjoy time away from work to help balance the demands of their personal lives. PTO promotes a flexible approach to time off and combines vacation, personal days, personal or family illness, or any other paid absence plan into one category. Days available per year are based on years of service and that table will be available to you in the associate handbook.
•	Unfortunately, due to Covid, there will be limited large group, in-person meetings with associates, but we do look forward to meeting all of you in small groups and virtually in the near future. We’ll share an Information Page with you soon, where you’ll be able to review the full benefits package and the handbook among other topics.

Thank you all. We look forward to getting to know you and sharing more information with you in the coming weeks.

SUPER:	Thank You

Forward-Looking Statements

Certain statements in this communication may not be based on historical facts and should be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by reference to a future period(s) or by the use of forward-looking terminology, such as “anticipate,” “estimate,” “expect,” “foresee,” “may,” “will,” “would,” “could,” or “intend,” future or conditional verb tenses, variations or negatives of such terms. These forward-looking statements include, without limitation, statements relating to the impact Simmons First National Corporation (the “Company”) expects the proposed transactions (“Proposed Transactions”) with Landmark Community Bank (“Landmark”) and Triumph Bancshares, Inc. (“Triumph”) to have on the combined entities’ operations, financial condition, and financial results (including, among other things, pro forma information), and the Company’s expectations about its ability to successfully integrate the combined businesses and the amount of merger related costs, as well as cost savings and other benefits, the Company expects to realize as a result of the Proposed Transactions. Readers are cautioned not to place undue reliance on the forward-looking statements contained in this communication, which involve risks and uncertainties, as actual results could differ materially from those indicated in such forward-looking statements due to a variety of factors. These factors, include, but are not limited to, the ability to obtain regulatory approvals and meet other closing conditions to the Proposed Transactions, including approval by Landmark’s and Triumph’s respective shareholders on the expected terms and schedule, delay in closing the Proposed Transactions, difficulties and delays in integrating the Landmark and/or Triumph business or fully realizing cost savings and other benefits of the Proposed Transactions, business disruption following the Proposed Transactions, changes in interest rates and capital markets, inflation, customer acceptance of the Company’s products and services, and other risk factors. Other relevant risk factors may be detailed from time to time in the Company’s press releases and filings with the U.S. Securities and Exchange Commission (the “SEC”). All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Any forward-looking statement speaks only as of the date of this communication, and the Company, Landmark, and Triumph undertake no obligation, and specifically decline any obligation, to revise or update these forward-looking statements, whether as a result of new information, future developments or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Proposed Transactions. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the Proposed Transactions, the Company will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include proxy statements of each of Landmark and Triumph and a prospectus of the Company (the “Joint Proxy Statement/Prospectus”), and the Company may file with the SEC other relevant documents concerning the Proposed Transactions. The definitive Joint Proxy Statement/Prospectus will be mailed to shareholders of Landmark and Triumph. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTIONS CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY THE COMPANY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS.

Free copies of the Joint Proxy Statement/Prospectus, as well as other filings containing information about the Company, may be obtained at the SEC’s Internet site (http://www.sec.gov), when they are filed by the Company. You will also be able to obtain these documents, when they are filed, free of charge, from the Company at simmonsbank.com under the heading “Investor Relations.” Copies of the Joint Proxy Statement/Prospectus can also be obtained, when it becomes available, free of charge, by directing a request to Simmons First National Corporation, 501 Main Street, Pine Bluff, Arkansas 71601, Attention: Ed Bilek, Director of Investor Relations, Email: ed.bilek@simmonsbank.com or ir@simmonsbank.com, Telephone: (870) 541-1000, to Triumph Bancshares, Inc., 5699 Poplar Avenue, Memphis, TN 38119, Attention: Will Chase, President, Telephone: (901) 333-8800, or to Landmark Community Bank, 1015 West Poplar Avenue, Collierville, TN 38017, Attention: Jake Farrell, Chairman, Telephone: (901) 850-0555.

Participants in the Solicitation

The Company, Landmark, Triumph and certain of their directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Landmark or Triumph in connection with the Proposed Transactions. Information about the Company’s directors and executive officers is available in its proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on April 15, 2021. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus regarding the Proposed Transactions and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.